NUVEEN GLOBAL CITIES REIT, INC.

730 Third Avenue, 3rd Floor

New York, NY 10017

September 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Form 10-K for the year ended December 31, 2021

File No. 000-56273

Dear Sir or Madam:

This letter sets forth the response of Nuveen Global Cities REIT, Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission (“SEC”) dated August 26, 2022 regarding the Company’s Form 10-K for the year ended December 31, 2021, which was filed with the SEC on April 1, 2022. The SEC’s comment is below, followed by the Company’s response thereto.

Comment:

Form 10-K for the year ended December 31, 2021

Net Asset Value, page 67

1.

We note your response to comment 1. Please expand your disclosure to include a discussion of the specific methodologies used to determine the fair value of each class of asset or liability that makes up your net asset value (e.g. discounted cash flow, direct capitalization, comparable sales). Your disclosure should include a discussion of the significant inputs used to value each class of asset or liability including a sensitivity analysis where applicable.

Response: In future filings on this topic, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2022, the Company undertakes to add the disclosure regarding its net asset value attached to this letter in Exhibit A. This disclosure updates the prior disclosure provided by the Issuer in its correspondence dated July 15, 2022.

Please contact me if you should need additional information or should have questions.

Sincerely,

Nuveen Global Cities REIT, Inc.

By:	/s/ James E. Sinople
James E. Sinople
Chief Financial Officer and Treasurer

cc: Jason W. Goode, Alston & Bird LLP

2

Nuveen Global Cities REIT, Inc.

Exhibit A

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The overarching principle of these guidelines is to produce a valuation that represents a fair and accurate estimate of the value of our investments or the price that would be received for our investments in an arm’s-length transaction between market participants, less our liabilities. These valuation guidelines are largely based upon standard industry practices used by private, open-end real estate funds and are administered by the Advisor.

As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP, which are subject to an independent audit. To calculate our NAV for purposes of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

The following valuation methods are used for purposes of calculating our NAV:

•

Investments in real property are valued by our independent valuation advisor, SitusAMC Real Estate Valuation Services, LLC (“SitusAMC”), using the income approach’s discounted cash flow method. The discounted cash flow method takes into consideration all contractual rent payments over the life of the lease term offset by any capitalized expenditures. SitusAMC may supplement the discounted cash flow analysis with a sales comparison approach and the income approach’s direct capitalization method, but typically reconciles exclusively to the discounted cash flow method. Following the table below that sets forth our NAV calculation is a sensitivity analysis for our investments in real property.

•

Investments in commercial mortgage loans are valued by SitusAMC using a discounted cash flow method. The discounted cash flow method discounts the scheduled loan payments at a market discount yield. The market discount yield takes into consideration a number of factors specific to the property, the encumbering loan (remaining term, loan-to-value ratio, quality of property, etc.) and to the market (Treasury rates, quoted lending spreads, etc.).

•

Investments in International Affiliated Funds are included in our NAV at the value reported by each funds’ manager, which is calculated in accordance with the manager’s valuation policy. Investments in the International Affiliated Funds are generally valued using a discounted cash flow analysis supplemented by a direct capitalization analysis as provided by an independent third party.

•	Investments in real estate-related securities are valued on the basis of publicly available market quotations or at fair value determined in accordance with GAAP.

•

Investments in real estate debt consist of commercial mortgage-backed securities (“CMBS”). We classify CMBS as trading securities and the Advisor generally values such CMBS on the basis of publicly available market quotations or at fair value determined in accordance with GAAP. We generally determine the fair value of our investments in real estate debt by utilizing third-party service providers whenever available.

•

Liabilities include the fees payable to the Advisor and the Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. Other than property-level mortgages, we include the cost basis of our liabilities as part of NAV, which approximates fair value. These carrying amounts are meant to reasonably approximate fair value due to the liquid and short-term nature of the instruments. We include as part of NAV the fair value of our property-level mortgages, which are valued quarterly by SitusAMC using the income approach’s discounted cash flow method.

At the beginning of each calendar year, the Advisor develops a valuation plan with the objective of having each of our wholly owned properties valued at least once each quarter by an appraisal, except for newly acquired properties as described below. Our independent valuation advisor relies in part on property-level information provided by the Advisor, including (1) historical and projected operating revenues and expenses of the property, (2) lease agreements with respect to the property and (3) information regarding recent or planned capital expenditures. Appraisals are performed in accordance with the Code of Professional Ethics of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practices of The Appraisal Foundation, or the similar industry standards for the country where the property appraisal is conducted. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. Our independent valuation advisor generally performs the appraisals, but in its discretion, may engage other independent valuation firms to provide appraisals of certain of our properties. Any appraisal provided by a firm other than our independent valuation advisor is performed in accordance with our valuation guidelines and is not incorporated into the calculation of our NAV until our independent valuation advisor has confirmed the reasonableness of such appraisal.

Wholly owned properties and joint ventures may be valued more frequently than quarterly under certain circumstances. If, in the opinion of the Advisor an event becomes known to the Advisor (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the Advisor will notify our independent valuation advisor. If in the opinion of our independent valuation advisor, such event is likely to have an impact on a previously provided value of the affected properties, our independent valuation advisor will recommend intra-quarter valuation adjustments that will be incorporated into our NAV calculation. For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or capital market events may cause the value of a wholly owned property to change materially. Once the independent valuation advisor has communicated the adjusted estimate of property value to the Advisor, the Advisor will cause such adjusted value to be included in our monthly NAV calculation. Any such adjustments will be estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct and may also be based on limited information readily available at that time. In general, we expect that any estimates of value or interim appraisals will be performed as soon as possible after a determination by the Advisor that a material change has occurred and the financial effects of such change are quantifiable by the independent valuation advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our NAV. The resulting potential disparity in our NAV may inure to the benefit of stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class of our common stock as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, (2) our real estate-related assets for which third-party market quotes are available, (3) our other real estate-related assets, if any, and (4) our other assets and liabilities. The NAV per share for our share classes may differ because stockholder servicing fees allocable to a specific class of shares are only included in the NAV calculation for that class and the advisory fee allocable to the Class N shares differs from the advisory fee allocable to the other share classes.

At the end of each month, before taking into consideration additional issuances of shares of capital stock, share repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the advisory fee, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also includes material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

We reimburse the Advisor for any organization and offering expenses that it incurs on our behalf as and when incurred. These expenses include legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but exclude upfront selling commissions, dealer manager fees and stockholder servicing fees. After the termination of each public offering, the Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur with respect to that offering exceed 15% of the gross proceeds from such offering. In connection with our initial public offering, the Advisor advanced $4.6 million of our organization and offering expenses on our behalf from our inception through December 2018. We will reimburse the Advisor for these organization and offering expenses ratably over the 60 months following the earlier of the date our NAV first reaches $1 billion or January 31, 2023. Our NAV reached $1 billion in October 2021. Such expenses will not be deducted from our NAV until they are payable to the Advisor.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees and advisory fees. For each applicable class of shares, each of the stockholder servicing fee and the advisory fee is calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions reduces the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.